# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Quality Municipal Income Trust, CIK 0000885125
CUSIP: 46133G800
Title of class of securities: Variable Rate Muni Term Preferred Shares, Series 2020/2023-IQI ("VMTP Shares")
Address of issuer's principal executive offices: 1331 Spring Street N.W., Suite 2500, Atlanta, Georgia (2Q), 30309
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000835271

## Reporting persons
- JPMorgan Chase Bank, National Association: type of reporting person: bank (BK); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,521; sole dispositive power 1,521; shared dispositive power 0; aggregate amount beneficially owned 1,521 (100% of the class)

## Item 1. Issuer
Name of issuer: Invesco Quality Municipal Income Trust
Address of issuer's principal executive offices: 1331 Spring Street N.W., Suite 2500, Atlanta, GA 30309

## Item 2. Person Filing
Name of person filing: JPMorgan Chase Bank, National Association ("JPM")
Address of principal business office or, if none, residence: 1111 Polaris Parkway Columbus, OH 43240
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 1,521
Percent of class:
100.00%*

* Represents percentage ownership of VMTP Shares as a percentage of all preferred shares outstanding and is calculated based on information suppled by the issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
1,521**

** On October 8, 2020, JPM assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated October 8, 2020, among JPM, Lord Securities Corporation, as trustee (the "Voting Trustee"), and Institutional Shareholder Services Inc. (the "Voting Consultant"). Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by JPM. The Voting Trust provides that, with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such matters and makes a recommendation to the Voting Trustee, and the Voting Trustee is obligated to follow such recommendations when providing a vote or consent.
Sole power to dispose or to direct the disposition: 1,521
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
On October 8, 2020, JPM acquired the VMTP Shares from the Issuer and on April 28, 2026, JPM transferred such VMTP Shares to the National Finance Authority ("NFA") in exchange for an amount equal to the par value thereof plus accrued dividends less certain closing costs paid in connection with the closing of the Trust (defined below).
The NFA then deposited such VMTP Shares into a trust arrangement (the "NFA Trust") which issued National Finance Authority Certificates Series 2026-PS1, representing an indirect beneficial ownership interest in the VMTP Shares. On April 28, 2026, JPM acquired the National Finance Authority Certificates Series 2026-PS1 Class A Certificate (the "Class A Certificate") issued by the NFA for a price equal to the par amount of such Class A Certificate. On May 15, 2026, JPM deposited the Class A Certificate into a trust designated as the JPM PD Series 5111 Trust (the "TOB Trust"). The TOB Trust has title to the Class A Certificate but does not have the power to dispose or direct the disposition of the Class A Certificate. No voting rights on the Class A Certificate have been transferred to the TOB Trust and voting rights on the Class A Certificate are retained by JPM. Voting rights on the VMTP Shares continued to be held by JPM and the Voting Trust as described in Item 4 above.
The VMTP Shares reported in this Schedule represent VMTP Shares with repect to which, through the contractual rights under the NFA Trust arrangement documentation and the TOB Trust arrangement documentation, by way of its indirect ownership of the Class A Certificate and by way of its interest in the TOB Trust, JPM has an indirect beneficial ownership interest.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JPMorgan Chase Bank, National Association: /s/ Adrian Budischak, Adrian Budischak / Authorized Signatory (05/19/2026)